                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                Western Bancorp
           --------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           --------------------------------------------------------
                         (Title of Class of Securities)


                                  957683 10 5
           --------------------------------------------------------
                                 (CUSIP Number)


                             John M. Eggemeyer, III
                     4370 La Jolla Village Drive, Suite 400
              San Diego, California 92122    Phone: (619) 546-4966
           --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 10, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                   ---------------------
CUSIP NO. 957683 10 5                     PAGE 2 OF 13 PAGES
--------------------                   ---------------------

------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Castle Creek Capital Partners Fund-I, L.P.
    Federal ID No.: 36-4073941
------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [  ]
------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------
 4. SOURCE OF FUNDS*
    OO WC
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)            [  ]
------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------
              7.   SOLE VOTING POWER
  NUMBER OF        1,666,989(1)(2)(3)
    SHARES    ----------------------------------------
BENEFICIALLY  8.   SHARED VOTING POWER
  OWNED BY
    EACH      ----------------------------------------
 REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON               1,666,989(1)(2)(3)
    WITH      ----------------------------------------
              10.  SHARED DISPOSITIVE POWER

------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    1,666,989 shares of Common Stock (1)(2)(3)
------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                 [  ]
------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    15.6%
------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    PN (limited partnership)
------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        FOOTNOTES TO FACING SHEET FOR
                  CASTLE CREEK CAPITAL PARTNERS FUND-I, L.P.

(1) Includes 33,557 shares of Common Stock issuable upon exercise of warrants.

(2) Power is exercised through its sole general partner, Castle Creek Capital, L.L.C.

(3) Castle Creek Capital Partners Fund-I, L.P. disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners, including but not limited to the shares beneficially owned by John M. Eggemeyer, III.




                              Page 3 of 13 Pages

--------------------                   ---------------------
CUSIP NO. 957683 10 5                     PAGE 4 OF 13 PAGES
--------------------                   ---------------------

------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Castle Creek Capital, L.L.C.
    Federal ID No.: 36-4073477
------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [  ]
------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------
 4. SOURCE OF FUNDS*
    OO WC
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)            [  ]
------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------
              7.   SOLE VOTING POWER
  NUMBER OF        1,666,989(1)(2)(4)
    SHARES    ----------------------------------------
BENEFICIALLY  8.   SHARED VOTING POWER
  OWNED BY
    EACH      ----------------------------------------
 REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON               1,666,989(1)(2)(4)
    WITH      ----------------------------------------
              10.  SHARED DISPOSITIVE POWER

------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    1,666,989 shares of Common Stock (1)(3)(4)
------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                 [XX]
------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    15.6%
------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    OO (limited liability company)
------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        FOOTNOTES TO FACING SHEET FOR
                         CASTLE CREEK CAPITAL, L.L.C.

(1) Includes 33,557 shares of Common Stock issuable upon exercise of warrants.

(2) Power is exercised through its controlling member, Eggemeyer Advisory Corp.

(3) Solely in its capacity as sole general partner of Castle Creek Capital Partners Fund-I, L.P.

(4) Castle Creek Capital, L.L.C. disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners, including but not limited to the shares beneficially owned by John M. Eggemeyer, III.



                              Page 5 of 13 Pages

--------------------                   ---------------------
CUSIP NO. 957683 10 5                     PAGE 6 OF 13 PAGES
--------------------                   ---------------------
------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Eggemeyer Advisory Corp.
    Federal ID No.: 36-4104569
------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [  ]
------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------
 4. SOURCE OF FUNDS*
    OO WC
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)            [  ]
------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------
              7.   SOLE VOTING POWER
  NUMBER OF        1,666,989(1)(2)(4)
    SHARES    ----------------------------------------
BENEFICIALLY  8.   SHARED VOTING POWER
  OWNED BY
    EACH      ----------------------------------------
 REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON          1,666,989(1)(2)(4)
    WITH      ----------------------------------------
              10.  SHARED DISPOSITIVE POWER

------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    1,666,989 shares of Common Stock (1)(3)(4)
------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                 [XX]
------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    15.6%
------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    CD
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        FOOTNOTES TO FACING SHEET FOR
                           EGGEMEYER ADVISORY CORP.

(1) Includes 33,557 shares of Common Stock issuable upon exercise of warrants.

(2) Power is exercised through its sole shareholder and president, John M. Eggemeyer, III.

(3) Solely in its capacity as the controlling member of Castle Creek Capital, L.L.C., the sole general partner of Castle Creek Capital Partners Fund-I, L.P.

(4) Eggemeyer Advisory Corp. disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its shareholders, including but not limited to the shares beneficially owned by John M. Eggemeyer, III.



                              Page 7 of 13 Pages

--------------------                   ---------------------
CUSIP NO. 957683 10 5                     PAGE 8 OF 13 PAGES
--------------------                   ---------------------
------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    John M. Eggemeyer, III
------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [  ]
------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------
 4. SOURCE OF FUNDS*
    PF
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)            [  ]
------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
------------------------------------------------------------
              7.   SOLE VOTING POWER
  NUMBER OF        76,633(1)(2)
    SHARES    ----------------------------------------
BENEFICIALLY  8.   SHARED VOTING POWER
  OWNED BY
    EACH      ----------------------------------------
 REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON          76,633(1)(2)
    WITH      ----------------------------------------
              10.  SHARED DISPOSITIVE POWER

------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    76,633 shares of Common Stock (1)(2)
------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                 [XX]
------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .7%
------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN
------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        FOOTNOTES TO FACING SHEET FOR
                            JOHN M. EGGEMEYER, III

(1) As to 76,633 shares (including 57,755 shares issuable upon exercise of warrants) of Common Stock, power is exercised as beneficial owner.

(2) John M. Eggemeyer, III, disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by Castle Creek Capital Partners Fund-I, L.P. except to the extent of his interest in such Fund.



                              Page 9 of 13 Pages

                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the common stock, no par value (the "Common Stock"), of Western Bancorp (formerly Monarch Bancorp) (the "Issuer"). The address of the Issuer's principal executive offices is 4100 Newport Place, Suite 900, Newport Beach, California 92660.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) - (c) The names of the persons filing this statement are: Castle Creek Capital Partners Fund-I, L.P., a Delaware limited partnership (the "Partnership"); Castle Creek Capital, L.L.C., a Delaware limited liability company and the sole general partner of the Partnership (the "General Partner"); Eggemeyer Advisory Corp., a Delaware corporation and the controlling member of the General Partner ("EAC"); and John M. Eggemeyer, III, a California resident and the sole shareholder and President of EAC and the President of the General Partner ("Eggemeyer"). The business address for each of the filing persons is 4370 La Jolla Village Drive, Suite 400, San Diego, California 92122.

    (d) - (e) During the last five years, none of the persons filing this statement has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Eggemeyer is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Subsequent to the Partnership's purchase of common stock of the Issuer on September 30, 1996 as disclosed in the initial Schedule 13D filing, the Issuer changed its name to Western Bancorp on June 3, 1997, effected an 8.5 for 1 reverse stock split and consummated mergers with California Commercial Bankshares ("CCB") and SC Bancorp ("SCB"), as described below.

                              Page 10 of 13 Pages

    On June 3, 1997, the Issuer effected a 8.5 for 1 reverse stock split of the Common Stock (the "Reverse Stock Split"). The Reverse Stock Split converted the Partnership's 12,500,000 shares of Common Stock and 285,235 shares issuable upon exercise of warrants into 1,470,588 shares of Common Stock and 33,557 shares of Common Stock issuable upon exercise of warrants. Subsequent to the Reverse Stock Split, the Partnership beneficially owned 1,504,145 shares (including the 33,557 shares issuable upon exercise of warrants) of Common Stock or 36.9% of the then outstanding Common Stock.

    Pursuant to the merger of CCB with the Issuer, consummated June 4, 1997, the Partnership's beneficial ownership of Common Stock increased by 9,079 shares due to the one-to-one conversion of the Partnership's 9,079 shares of common stock of CCB into Common Stock. Following this merger, the Partnership beneficially owned 1,513,224 shares (including 33,557 shares issuable upon exercise of warrants) of Common Stock. Because of the shares of Common Stock issued in this merger, the Partnership's interest in the issuer was reduced to 21.3% of the outstanding Common Stock.

    Pursuant to the merger of SCB with the Issuer, consummated October 10, 1997, the Partnership's 337,500 shares of common stock of SCB were converted on the basis of a conversion ratio of 0.4556 shares of Common Stock for each share of common stock of SCB into 153,765 shares of Common Stock. These additional shares increased the Partnership's beneficial ownership of Common Stock to 1,666,989 shares (including 33,557 shares issuable upon exercise of warrants). Because of the shares of Common Stock issued in this merger, the Partnership's interest in the issuer was reduced to 15.6% of the outstanding Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

    (a) - (b) The Partnership and Eggemeyer each signed a Standby Stock Purchase Agreement, dated November 17, 1997, between the Partnership or Eggemeyer, as the case may be, and the Issuer (collectively, the "Standby Agreements") to acquire additional shares of Common Stock (see Item 6). The Partnership may also acquire additional shares of Common Stock upon consummation of the merger set forth in the Plan (as defined in Item 6).

    (c) - (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

    (a) The Partnership beneficially owns 1,666,989 shares (including 33,557 shares issuable upon the exercise of warrants) of Common Stock or 15.6% of the Issuer's outstanding Common Stock. Each of the Partnership, the General

                             Page 11 of 13 Pages

Partner and EAC disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners, including but not limited to the shares beneficially owned by Eggemeyer. Eggemeyer beneficially owns directly 76,633 shares (including 57,755 shares issuable upon exercise of warrants) of Common Stock or 0.7% of the outstanding Common Stock. Eggemeyer disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by Castle Creek Capital Partners Fund-I, L.P., except to the extent of his interest in such Fund.

    (b) The Partnership has the sole voting and dispositive powers over the 1,666,989 shares (including 33,557 shares issuable upon the exercise of a warrant) of Common Stock beneficially owned by it, representing approximately 15.6% of the outstanding Common Stock. Such voting and dispositive powers are exercised by the General Partner in its capacity as general partner of the Partnership, which are exercised by EAC as a manager of the General Partner, which is in turn exercised by Eggemeyer as the sole stockholder and President of EAC and as President of the General Partner. Eggemeyer has the sole voting and dispositive powers over 76,633 shares (including 57,755 shares issuable upon exercise of warrants) of Common Stock beneficially owned by him, representing approximately 0.7% of the outstanding Common Stock. Eggemeyer disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by Castle Creek Capital Partners Fund-I, L.P., except to the extent of his interest in such Fund.

    (c) On October 10, 1997, the Partnership acquired 153,765 shares of Common Stock pursuant to the merger between the Issuer and SCB. The Partnership's 337,500 shares of common stock of SCB were converted into 153,765 shares of Common Stock. This conversion resulted in the Partnership beneficially owning 1,666,989 shares (including 33,557 shares issuable upon exercise of the warrant) of Common Stock or 15.6% of the outstanding Common Stock.

    (d) and (e)    Not Applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The Partnership and Eggemeyer signed the Standby Agreements to assist with the financing of the Issuer's acquisition of Santa Monica Bank pursuant to an Agreement and Plan of Merger, dated as of July 30, 1997, and amended and restated as of November 20, 1997 (the "Plan") by and among the Issuer, Western Bank and Santa Monica Bank. Under

                             Page 12 of 13 Pages
the Standby Agreements, the Partnership and Eggemeyer agreed, subject to the conditions set forth therein, to purchase 446,000 shares of Common Stock and 5,000 shares of Common Stock, respectively, and to purchase up to 446,000 additional shares of Common Stock and 5,000 additional shares of Common Stock, respectively, if the Issuer determines, in its sole discretion, that it is desirable to sell such additional shares for the financing of the Plan. The purchase price of such shares is $28 per share.

Item 7.  Material to be Filed as Exhibits.

    Exhibit A is a form of the Standby Stock Purchase Agreement. Exhibit B is the Filing Agreement

                                      SIGNATURES

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1997
      ----------------------

CASTLE CREEK CAPITAL PARTNERS FUND-I, L.P.

By: Castle Creek Capital, L.L.C.

    By: /s/ John M. Eggemeyer, III
      ----------------------------
       Its President
Its General Partner


CASTLE CREEK CAPITAL, L.L.C.

    By: /s/ John M. Eggemeyer, III
      ----------------------------
       Its President


EGGEMEYER ADVISORY CORP.

    By: /s/ John M. Eggemeyer, III
      ----------------------------
       Its President
 /s/ John M. Eggemeyer, III
---------------------------
John M. Eggemeyer, III


                             Page 13 of 13 Pages

                                                                      Exhibit A

                      STANDBY STOCK PURCHASE AGREEMENT


         THIS STANDBY STOCK PURCHASE AGREEMENT (the "Agreement"), made and entered into as of November_____, 1997, by and between Western Bancorp, a California corporation (the "Company"), and __________________, a
_____________ (the "Purchaser").

                                     WITNESSETH:

         WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of July 30, 1997, and amended and restated on September 29, 1997 (the "Plan"), providing for the acquisition (the "Acquisition") of Santa Monica Bank (the "Bank");

         WHEREAS, the Company has requested the Purchaser to assist with the financing of the Acquisition by purchasing common stock, no par value ("Common Stock"), of the Company at the subscription price of $28.00 per share (the "Subscription Price"), as provided herein;

         WHEREAS, the Purchaser desires to, and by these presents hereby does, agree to purchase the number of shares of Common Stock specified herein and to serve as a Standby Purchaser for up to a specified additional number of shares of Common Stock, all as is more particularly set forth herein;

         WHEREAS, in consideration for the Purchaser's agreement to serve as a Standby Purchaser, the Company desires to, and by these presents hereby does, agree to sell to the Purchaser at the price set forth herein a certain minimum number of shares of Common Stock, all as more particularly set forth herein; and

         WHEREAS, the Purchaser acknowledges that, notwithstanding anything to the contrary herein contained or implied, in the event that the Plan is terminated prior to the Effective Time (as defined therein) in accordance with its terms so that the Acquisition will not take place, the Company will not be obligated by this Agreement to sell to the Purchaser any shares of Common Stock.

         NOW, THEREFORE, for and in consideration of the premises, and other good and valuable consideration the receipt and sufficiency of all of which is hereby acknowledged, the parties hereto agree as follows:

    1.   PURCHASE AND DELIVERY OF MINIMUM SHARES.

         (a) Subject to the terms and conditions herein set forth, the Company hereby agrees to issue and sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Company, at the Subscription Price per share, ___________ shares of Common Stock (the "Minimum Shares").

         (b) Subject to the terms and conditions herein set forth, the Purchaser hereby agrees to purchase from the Company, at the Subscription Price per share, up to ___________ additional shares of Common Stock as are allocated to the Purchaser pursuant to Section 1(c) (the "Standby Shares").

         (c) The Purchaser and the Company hereby acknowledge and agree that the Company has entered into, or contemplates entering into, one or more other Standby Stock Purchase Agreements with certain other parties (together with the Purchaser, the "Standby Purchasers") providing for the same purchase price per share of Common Stock as this Agreement and having material terms substantially similar to those in this Agreement except that they may provide for the purchase of a different number of Minimum Shares in paragraph 1(a) and a different number of Standby Shares in paragraph 1(b). If the Company determines, in its sole discretion, that it is desirable in connection with the financing of the Acquisition to sell to the Standby Purchasers an aggregate number of additional shares of Common Stock over and above the aggregate number of Minimum Shares (the "Additional Shares"), such Additional Shares shall be made available to the Standby Purchasers in accordance with their respective agreements; PROVIDED, HOWEVER, if the number of the Additional Shares is less than the aggregate of the Standby Shares that all Standby Purchasers are committed to purchase pursuant to their respective agreements, the Additional Shares shall be allocated as nearly as possible on a pro rata basis among all Standby Purchasers based upon the number of Standby Shares each Standby Purchaser is committed to purchase, so that each Standby Purchaser shall purchase a number of shares equal to the number of Additional Shares multiplied by a fraction, the numerator of which is the number of Standby Shares that such Standby Purchaser has committed to purchase, and the denominator of which is the aggregate number of Standby Shares that all Standby Purchasers have committed to purchase. Subject to the terms and conditions herein set forth, the Purchaser agrees to purchase such number of shares as are allocated to it pursuant to Sections 1(a), 1(b) and 1(c). Provided that the Acquisition is effected substantially as provided in the Plan and that the Purchaser's purchase of shares of Common Stock is effected substantially concurrently therewith as provided herein, the rights or obligations of the Purchaser and the Company hereunder are not contingent on the consummation of the transactions contemplated in any of the other Standby Stock Purchase Agreements.

    2.   THE CLOSING.

         One business day after the Election Deadline (as defined in the Plan) and following the Company's determination of the number of Additional Shares that it desires to issue, if any, the Company shall notify the Purchaser of the number of Standby Shares, if any, to be purchased by the Purchaser pursuant to Sections 1(b) and 1(c). Three business days after the Election Deadline (the "Payment Date"), the Purchaser shall deliver to National Bank of Southern California or its successor, as escrow agent (the "Escrow Agent"), payment of the Subscription Price for the Standby Shares and the Minimum Shares (the "Subscription Payment"). The Subscription Payment will be held by the Escrow Agent in an escrow account pursuant to an escrow agreement to be entered into among the Company, the Escrow Agent and the Purchaser (and other purchasers of shares of Common Stock pursuant to the other Standby Stock Purchase Agreements), substantially in the form of
Exhibit 1 hereto. The Purchaser shall deliver the Subscription Payment to the Escrow Agent either by certified or official bank check in next day funds or by wire transfer. If the Purchaser chooses to deliver the Subscription Payment by certified or official bank check, the Purchaser shall deliver the certified or official bank check to the following address: National Bank of Southern California Escrow Division, Escrow #011864-GG, 4100 Newport Place, Suite 130, Newport Beach, California 92660. If the Purchaser chooses to deliver the Subscription Payment by wire transfer, (i) the Purchaser shall call either Gloria Garriott or Michele Mess at (714) 863-2485 or (714) 863-2483
on the Payment Date and (ii) the Purchaser shall ensure that [his/her] wire clearly indicates [his/her name] and that the wire transfer is made:

    To:                 National Bank of Southern California
                        3951 South Plaza Drive
                        Santa Ana, California 92704

    Account Number:     01900307

    ABA/Routing Number: 1222-3980-1

    Account Name:       National Bank of Southern California Escrow Division
                        Trust Account

    Escrow Number:      011864-GG


    3.   DELIVERY OF STANDBY SHARES AND MINIMUM SHARES.

         Prior to the Effective Time (as defined in the Plan), the Company shall deliver to U.S. Stock Transfer Corporation, stock transfer agent, the Standby Shares and the Minimum Shares to be delivered to the Purchaser. At the Effective Time, which shall be no more than ten business days following the Election Deadline (such time and date being referred to as the "Closing Time", the date of the Closing Time being referred to as the "Closing Date" and the consummation of the transaction being referred to as the "Closing"), U.S. Stock Transfer Corporation shall cause to be issued and delivered to the Purchaser the Minimum Shares and the Standby Shares to be purchased by the Purchaser hereunder, registered in the name of the Purchaser or its nominees, as the Purchaser may specify at least three business days prior to the Closing Date, for the Purchaser's account or for the account of its discretionary clients, against delivery by the Escrow Agent of the Subscription Payment plus interest actually incurred on such Subscription Payment to the Company.

    4.   AGREEMENTS AND CONSENTS OF THE PURCHASER.

         The Purchaser hereby agrees with the Company as follows:

         (a) The Purchaser acknowledges and agrees that, notwithstanding anything to the contrary herein contained or implied, exclusive of any shares that may be attributable to the Purchaser by virtue of a limited partnership interest in Castle Creek Partner's Fund-I, the Company will not issue to the Purchaser shares of Common Stock in an amount that, when aggregated with other shares of Common Stock beneficially owned or controlled by or subject to the power to vote of (in each case, within the meaning of the Change in Bank Control Act of 1978 and the rules and regulations thereunder) the Purchaser, would exceed 9.9% of the total issued and outstanding shares of Common Stock upon completion of the Acquisition, including shares issued pursuant to any other Standby Stock Purchase Agreements.

         (b) The Purchaser acknowledges and agrees that the Company may decline to issue any of the Standby Shares or Minimum Shares to the Purchaser hereunder if, in the reasonable opinion of counsel to the Company, the Purchaser is required to obtain prior clearance or approval of such transaction from any state or federal bank regulatory authority and if such approval or clearance has not been obtained or if satisfactory evidence thereof has not been presented to the Company by the Closing Date, and a failure of the Purchaser to purchase the Minimum Shares in such event will be without liability to the Purchaser.

    5.   REPRESENTATIONS AND WARRANTIES.

         (a) The Company hereby represents and warrants to the Purchaser as of the date hereof and as of the Closing Date as follows:

              (i) The Company is a "bank holding company" within the meaning of the Bank Holding Company Act of 1956, as amended, and has been duly incorporated and is an existing corporation in good standing under the laws of the State of California with corporate power and authority to perform its obligations under this Agreement and the Plan.

              (ii) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and by the Plan have been duly authorized by all necessary corporate action of the Company; and this Agreement, when duly executed and delivered by the Purchaser, will constitute a valid and legally binding instrument of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

              (iii) The Minimum Shares and the Standby Shares, if any, when issued and delivered by the Company against payment therefor as contemplated hereby, will be validly issued, fully paid and non-assessable.

              (iv) The Company has an authorized capitalization as set forth in the Registration Statement on Form S-4 ("S-4") pursuant to the Securities Act of 1933, as amended (the "Securities Act") as filed with the Securities and Exchange Commission (the "SEC") on
         November ___, 1997, and all of the issued shares of the Company's Common Stock have been duly and validly authorized and issued and are fully paid and non-assessable.

              (v) The aggregate number of shares of the Company's Common Stock that will be outstanding immediately after the issuance of the Minimum Shares and any Standby Shares to the Purchaser, the issuance of the Minimum Shares and any Standby Shares to each of the other Standby Purchasers pursuant to the other Standby Stock Purchase Agreements and the issuance of shares of Common Stock pursuant to the Plan shall be at least 15,136,700 shares.

              (vi) The execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions herein contemplated and contemplated by the Plan and the compliance by the Company with the terms hereof and thereof do not and will not violate the Restated Articles of Incorporation or the Restated By-laws of the Company, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of its properties or assets are subject, with such exceptions as would not have a material adverse effect on the financial condition of the Company, or any applicable statute or any order, judgment, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its properties or assets; and no consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the valid authorization, execution, delivery and performance by the Company of this Agreement, the issuance of the Standby Shares and the Minimum Shares or the consummation by the Company of the other transactions contemplated by this Agreement.

              (vii)  The Investor has been provided with the Company's
         Annual Report on Form 10-KSB/A, as amended, for the year ended
         December 31, 1996, the Company's Quarterly Reports on Form 10-QSB for the quarter ended March 31, 1997 and Form 10-Q for the quarters ended June 30, 1997 and September 30, 1997, the Company's Definitive Proxy Statements with respect to the Company's shareholder meetings on June 2, 1997 and October 10, 1997, the Company's Current Reports on Form 8-K filed on April 14, 1997, May 2, 1997, June 18, 1997,
         July 15, 1997, August 11, 1997, August 28, 1997, October 3, 1997,
         October 24, 1997, October 31, 1997 and November 13, 1997 (the "Offering Materials"). As of the date each such report was filed with the SEC, each of such reports complied as to form in all material respects with all applicable laws, rules and regulations, and none of such reports included any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

              (viii) The S-4 and any and all amendments thereto will, as of the date of each such filing, comply as to form in all material respects with all applicable laws, rules and regulations, and none of such filings will include as of the date of filing any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

         (b) The Purchaser hereby represents and warrants to the Company as follows:

              (i) The Purchaser is not a "bank holding company" within the meaning of The Bank Holding Company Act of 1956, as amended, and is a [corporation] [partnership] [trust] duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with [corporate] power and authority to perform its obligations under this Agreement.

              (ii) Exclusive of any shares that may be attributable to the Purchaser by virtue of a limited partnership interest in Castle Creek Capital Partner's Fund-I, the aggregate of all shares of Common Stock beneficially owned or controlled by or subject to the power to vote of (in each case, within the meaning of the Change in Bank Control Act of 1978 and the rules and regulations thereunder) the Purchaser, together with the Standby Shares and the Minimum Shares, does not exceed 9.9% of the total issued and outstanding shares of Common Stock as of the date of the S-4.

              (iii) The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Purchaser; and this Agreement, when duly executed and delivered by the Company, will constitute a valid and legally binding instrument of the Purchaser, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

              (iv) The Purchaser is not insolvent and has sufficient liquidity (including funds under management) to purchase the Minimum Shares and the Standby Shares on the terms and conditions contained in this Agreement and will have such funds on the Payment Date. The Purchaser has simultaneously with the execution and delivery of this Agreement or prior thereto provided the Company with evidence or substantiated that such Purchaser has the financial means to satisfy its financial obligations under this Agreement and the foregoing evidence and substantiation are true and accurate representations of such means.

              (v) The Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act.

              (vi) No state, federal or foreign regulatory approvals, permits, licenses or consents or other contractual or legal obligations are required in order for the Purchaser to enter into this Agreement or otherwise purchase the Standby Shares and Minimum Shares, except those that have been obtained or performed and those which the failure to obtain or perform will not impair the Purchaser's ability to perform its obligations under this Agreement.

              (vii) The execution and delivery of this Agreement, the consummation by the Purchaser of the transactions herein contemplated and the compliance by the Purchaser with the terms hereof do not and will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, [the Articles of Incorporation or By-laws [or other organic documents] of the Purchaser or] any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Purchaser is a party or by which any of its properties or assets are bound, with such exceptions as would not have a material adverse effect on the financial condition of the Purchaser, or any applicable statute or any order, judgment, decree, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Purchaser or any of its properties or assets; and no consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the valid authorization, execution, delivery and performance by the Purchaser of this Agreement or the consummation by the Purchaser of the transactions contemplated by this Agreement.

              (viii) Except for its investment, if any, in Castle Creek
         Capital Partner's Fund-I, and except for its advisory arrangements with the discretionary clients on behalf of which the Purchaser is acquiring the Standby Shares and the Minimum Shares, the Purchaser has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other unaffiliated person or persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies; and the Purchaser does not own any securities of the Company that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

              (ix) The Purchaser has received and reviewed the Offering Materials and the Company has made available to the Purchaser at a reasonable time prior to the date of this Agreement the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and sale of the Minimum Shares and the Standby Shares hereunder and such other information requested by the Purchaser and reasonably available to the Company, and (A) except as set forth in this Agreement and in the Offering Materials, no representations or warranties have been made to it by the Company, any of its officers, directors or any agent, employee or affiliate of any of them and (B) in entering into this Agreement it is not relying upon any information other than information contained in this Agreement and in the Offering Materials.

              (x) The Purchaser is purchasing the Minimum Shares and the Standby Shares, if any, for [its own account] [the account of its discretionary clients] for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

              (xi) The Purchaser acknowledges that the Minimum Shares and the Standby Shares have not been registered under the Securities Act or the securities laws of any state and, therefore, cannot be resold unless they are registered under the Securities Act and any applicable state securities laws or an exemption from registration is available thereunder; provided that nothing in this clause (xi) shall affect the Purchaser's rights under Section 6 hereof.

              (xii) By reason of the Purchaser's knowledge and experience in financial and business matters in general, and investments in particular, or by reason of a pre-existing business or personal relationship with the Company, the Purchaser is able to evaluate the merits and risks of investment in the Minimum Shares and the Standby Shares and has the capacity to protect its own interests in connection with the purchase of the Minimum Shares and the Standby Shares. The Purchaser is able to bear the economic risk of an investment in the Minimum Shares and the Standby Shares, including, without limitation, the risk of losing all of the Purchaser's investment in such shares. At no time was the Purchaser presented with or solicited by any leaflet, public or promotional meeting, newspaper or magazine article, radio or television announcement or any other form of general advertising relating to the Minimum Shares or the Standby Shares.

              (xiii) The Purchaser acknowledges that the Minimum Shares and the Standby Shares, if any, purchased hereunder will bear a legend in substantially the following form:

         THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. NEITHER THE SHARES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT AND ANY SUCH LAWS APPLICABLE THERETO AND THE RULES AND REGULATIONS THEREUNDER.

    6.   REGISTRATION AND RESALE.

         (a) The Company hereby covenants and agrees with the Purchaser that the Company shall, at its expense, file under the Securities Act, no later than 120 days after the Closing Date, a "shelf" registration statement providing for the registration of, and the sale on a continuous or delayed basis by the Purchaser or the Purchaser's clients, as the case may be, and any transferee of, all of the Minimum Shares and the Standby Shares issued and sold to the Purchaser or such clients hereunder, pursuant to Rule 415 or any similar rule that may be adopted by the SEC; PROVIDED, HOWEVER, that the Purchaser (or any transferee) shall not be entitled to be named as a selling securityholder in such registration statement or to use the prospectus forming a part thereof for resales of the Minimum Shares and the Standby Shares unless such person has returned a completed and signed notice and questionnaire (a "Notice and Questionnaire") to the Company sufficient to permit the Company to comply with the Securities Act and the regulations thereunder. Notwithstanding the foregoing, if on or after such date and prior to the filing of such registration statement (i) the Board of Directors of the Company, in its reasonable judgment and in good faith, resolves that (a) the filing of a registration statement or a sale of shares of Common Stock pursuant thereto would materially interfere with any significant acquisition, corporate reorganization or other similar transaction involving the Company or (b) the filing of a registration statement or the sale of shares of Common Stock pursuant thereto would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential and (ii) the Company gives the Purchaser written notice of such determination, then the Company shall be entitled to postpone for up to 90 days in the aggregate the filing or effectiveness of such registration statement; PROVIDED, HOWEVER, that the Company shall not be entitled to postpone such effectiveness more than three times. The Company shall use its reasonable best efforts (i) to keep the registration statement effective in order to permit the prospectus forming a part thereof to be usable by the Purchaser (or any transferee) for resales of registrable securities for a period of two years from the Closing Date or such shorter period that will terminate when either (A) there are no registrable securities outstanding or (B) Rule 144(k) promulgated under the Securities Act is amended to permit resales without registration and
    (ii) promptly after the request of the Purchaser or any transferee if such person is not then named in the registration statement, to take any action reasonably necessary to enable such person to use the prospectus forming a part thereof for resales of the relevant Common Stock; PROVIDED, HOWEVER, that nothing shall relieve the Purchaser or any transferee of the obligation to return a completed and signed Notice and Questionnaire.

         (b) Upon the registration of the Common Stock as provided hereunder, the indemnification and contribution arrangements set forth in
    Exhibit 2 hereto shall apply.

         (c) The Company agrees to file reports sufficient to meet the current public information requirements of Rule 144(c) promulgated under the Securities Act for a period of four years from the Closing Date or such shorter period that will terminate when there are no registrable securities outstanding.

    7.   CLOSING CONDITIONS.

         The respective obligations of the Purchaser and the Company to consummate the purchase and sale of the Minimum Shares and the Standby Shares, if any, offered by the Company to the Purchaser shall be subject, in the discretion of the Company or the Purchaser, as the case may be, to the condition that all representations and warranties and other statements of the other party are, at and as of the Closing Time, true and correct in all material respects and the condition that the other party shall have performed all of its obligations hereunder theretofore to be performed in all material respects.

    8.   TERMINATION.

         (a) Either of the parties hereto may terminate this Agreement (i) if the Acquisition (substantially in accordance with the Plan) and/or the transactions contemplated hereby are not consummated by February 28, 1998 for any reason other than the default of the Purchaser under this Agreement or (ii) in the event the Company is unable to obtain any required federal or state approvals for the transactions contemplated hereby on conditions reasonably satisfactory to it despite its reasonable efforts to obtain such approvals. In addition, this Agreement shall terminate upon mutual consent of the parties hereto.

         (b) The Purchaser may terminate this Agreement under any circumstances that would result in the Purchaser, individually or together with any other person or entity, being required to register as a bank holding company under federal law or regulations or to submit an application or notice to acquire or retain control of a bank or bank holding company to a federal bank regulatory authority.

         (c) This Agreement shall terminate in the event that the Plan is terminated in accordance with its terms.

         (d) The Company and the Purchaser hereby agree that any termination of this Agreement pursuant to Sections 8(a), 8(b) or 8(c) (other than termination in the event of a breach of this Agreement by the Purchaser or the Company or misrepresentation of any of the statements made herein by the Purchaser or the Company) or the termination of the Plan for any reason whatsoever by the Company shall be without liability of the Company or the Purchaser.

         (e) The Company and the Purchaser hereby agree that in the event of a termination of this Agreement pursuant to Sections 8(a), 8(b) or 8(c) after delivery of the Subscription Payment to the Escrow Agent, the Escrow Agent shall return to the Purchaser the Subscription Payment made pursuant to this Agreement by the Purchaser plus interest actually accrued on such Subscription Payment.

    9.   FUTURE ACQUISITIONS AND DISPOSITIONS OF SHARES.

         The Purchaser agrees that during the period beginning on the date hereof and continuing until the Closing Date, it will not offer, sell, contract to sell or otherwise dispose of, or bid for, purchase, contract to purchase or otherwise acquire, any shares of Common Stock except in accordance with applicable law, including the Securities Act and the rules and regulations thereunder.

    10.  NOTICES.

         All communications hereunder will be in writing and, if to the Company, will be mailed, delivered or telecopied and confirmed to it at the offices of the Company at 4100 Newport Place, Suite 900, Newport Beach, California 92660 Attention: Julius G. Christensen, Facsimile: (714) 863-2336, with a copy to Sullivan & Cromwell, 444 South Flower Street, 12th Floor, Los Angeles, California 90071, Attention: Stanley F. Farrar, Facsimile: (213) 683-0457; and if to the Purchaser, will be mailed, delivered or telecopied and confirmed to it at the offices of _____________________, ________________________________, Attention: ______________, Facsimile:
_______________.

    11.  BINDING EFFECT.

         This Agreement shall be binding upon, and shall inure solely to the benefit of, each of the parties hereto, and each of their respective heirs, executors, administrators, successors and permitted assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. Neither party may assign any of its rights or obligations hereunder to any other person or entity without the prior written consent of the other party, except that the Purchaser may assign its rights and obligations to its discretionary clients on whose behalf it has executed this Agreement.

    12.  GOVERNING LAW.

         THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA IN EFFECT AT THE TIME OF THE EXECUTION HEREOF.

    13.  EXECUTION IN COUNTERPARTS.

         This Agreement may be executed in any number of counterparts, each of which counterparts when so executed and delivered shall be deemed to be an original, but all such respective counterparts shall together constitute but one and the same instrument.

    14.  ENTIRE AGREEMENT.

         This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

         IN WITNESS WHEREOF, and intending to be legally bound thereby, each of the Purchaser and Western Bancorp has signed or caused to be signed its name, all as of the day and year first above written.


                                          WESTERN BANCORP


                                          By:
                                             ---------------------------------
                                             Name:
                                             Title:



                                         ---------------------



                                          By:
                                             ---------------------------------
                                             Name:
                                             Title:

                                                    S&C Draft December 8, 1997

                                                                     EXHIBIT B



                                   FILING AGREEMENT

         FILING AGREEMENT (this "Agreement"), dated as of December 12, 1997, among Castle Creek Capital Partners Fund-I, L.P., a Delaware limited partnership (the "Partnership"); Castle Creek Capital, L.L.C., a Delaware limited liability company and the sole general partner of the Partnership (the "General Partner"); Eggemeyer Advisory Corp., a Delaware corporation and the controlling member of the General Partner ("EAC"); and John M. Eggemeyer, III, a California resident and the sole shareholder and President of EAC and the President of the General Partner ("Eggemeyer").

         WHEREAS, in accordance with Rule 13d-1(f) issued pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), only one Schedule 13D needs to be filed whenever two or more persons required to file such schedule and any amendments thereto pursuant to Rule 13d-2 of the Exchange Act with respect to the same securities, provided such persons meet certain conditions set forth in such Rules, including an agreement in writing that such filing and any amendments thereto is filed on their behalf; and

         WHEREAS, the parties intend to file an amendment (the "Amendment") to the Schedule 13D relating to the parties' beneficial ownership of common stock, no par value of Western Bancorp (the "Common Stock"), dated September 30, 1997 (the "Castle Creek Schedule 13D").

         NOW, THEREFORE, the parties hereto agree that the Castle Creek
Schedule 13D and any amendments thereto shall be filed on behalf of each of the parties hereto.

         IN WITNESS THEREOF, the undersigned have executed this Agreement as of the date first above written.

CASTLE CREEK CAPITAL PARTNERS FUND-I, L.P.

By: Castle Creek Capital, L.L.C.

    By: /s/ John M. Eggemeyer, III
       ---------------------------
       Its President
Its General Partner

CASTLE CREEK CAPITAL, L.L.C.

    By: /s/ John M. Eggemeyer, III
       ---------------------------
       Its President

EGGEMEYER ADVISORY CORP.

    By: /s/ John M. Eggemeyer, III
       ---------------------------
       Its President

/s/ John M. Eggemeyer, III
--------------------------
John M. Eggemeyer, III